Exhibit 11. Statement re computation of per share earnings.

TORCHMARK CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three months ended March 31,
	2008	2007
Net Income	$118,173,000	$135,191,000

Basic weighted average shares outstanding	90,788,310	97,485,266
Diluted weighted average shares outstanding	91,876,657	99,026,227

Basic net income per share	$1.30	$1.39

Diluted net income per share	$1.29	$1.37